SUB-ITEM 77M:     Mergers

     On June 16, 2000, the Registrant acquired the net assets of Reich & Tang Equity Fund, Inc. ("RTEF") pursuant to a plan of reorganization approved by RTEF shareholders. RTEF has filed with the SEC an application pursuant to Section 8F of the Investment Company Act of 1940 and Rule 8f-1 thereunder for an order declaring that it ceased to be an investment company. RTEF has terminated its existence under state law.